               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G/A
                   AMENDMENT NO.1 TO SCHEDULE 13G


                        DATA GENERAL CORP.
                        (Name of Issuer)

                 Common Stock ($0.01 par value)
                 (Title of Class of Securities)

                           237688106
                         (CUSIP Number)

                  YEAR END DECEMBER 31, 1999
      (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.   237688106
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Joseph L. Harrosh ###-##-####
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP (See Instructions)         (b) [ ]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    CITIZENSHIP OR PLACE OF ORGANIZATION         United States
_________________________________________________________________
                                   |
                                   |  (7)    SOLE VOTING POWER
                                   |         LESS THAT 5% SEE ITEM 5
                                   |_____________________________
                                   |
                                   |  (8)    SHARED VOTING POWER
                                   |         -0-
NUMBER OF SHARES BENEFICIALLY      |_____________________________
OWNED BY EACH REPORTING            |
PERSON WITH                        |  (9)    SOLE DISPOSITIVE
                                   |         POWER
                                   |         LESS THAT 5% SEE ITEM 5
                                   |_____________________________
                                   |
                                   | (10)    SHARED DISPOSITIVE
                                   |         POWER
                                   |         -0-
___________________________________|_____________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     LESS THAT 5% SEE ITEM 5
_______________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                      [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) :
     LESS THAT 5% SEE ITEM 5
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               IN
_________________________________________________________________
Item 1.
          (a)  Name of Issuer:
               DATA GENERAL CORP.
          (b)  Address of Issuer's Principal Executive Offices:
               4400 COMPUTER DRIVE
               WESTBORO, MASSACHUSETTS  01580
               PHONE (508) 898-5000
Item 2.
          (a)  Name of Person Filing:
               Joseph L. Harrosh
          (b)  Address of Principal Business Office:
               40900 Grimmer Blvd., Fremont, CA  94538

          (c)  Citizenship:
               United States
          (d)  Title of Class of Securities:
               Common Stock ($0.01 par value)
          (e)  CUSIP Number:
               237688106

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
          (15 U.S.C. 78c).
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g) [ ]  A parent holding company or control person in accordance with
          Section 240.13d-1(b)(1)(ii)(G);
          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

          Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.
          (a)  Amount beneficially owned:       LESS THAN 5% SEE ITEM 5
          (b)  Percent of class:                LESS THAN 5% SEE ITEM 5
          (c)  Number of Shares as to which the person has:
               (i)    Sole power to vote or to direct to vote:
               LESS THAN 5% SEE ITEM 5
               (ii)   Share power to vote or to direct to vote:
                     0   Shares
               (iii)  Sole power to dispose or to direct the disposition of:
               LESS THAN 5% SEE ITEM 5
               (iv)   Shared power to dispose or to direct the disposition of:
                     0   Shares

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of empolyee benefit plan pension fund endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Memebers of the Group

          If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each memeber group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member group.

Item 9.   Notice of Dissolution of Group

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5

Item 10.  Certification

          (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securites and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):


          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: JANUARY 5, 2000

                                   /s/ JOSEPH L. HARROSH
                                   ------------------------------
                                   Joseph L. Harrosh